SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
Amendment No. 4
Rock of Ages Corporation
(Name of Issuer)
Rock of Ages Corporation
Swenson Granite Company LLC
Granite Acquisition, LLC
Kurt M. Swenson Revocable Trust of 2000
Kevin C. Swenson Revocable Trust of 1994 U/D/T 3-10-94
Karen Swenson
Guy A. Swenson, III
Robert L. Pope
Nancy F. Pope
Richard C. Kimball
Richard C. Kimball and Christina W. Kimball, jointly
Christina W. Kimball, as the sole trustee of the Christina W. Kimball Revocable Trust of 2/21/2001
Charles M. Waite
Lois S. Moore Revocable Trust
Peter B. Moore
Peter A. Friberg
Jon M. Gregory
(Name of Persons Filing Statement)
Class A Common Stock, no par value per share
Class B Common Stock, no par value per share
(Title of Class of Securities)
772632105 — Class A Common Stock
None — Class B Common Stock
(CUSIP Number of Class of Securities)

Granite Acquisition, LLC c/o Swenson Granite Company LLC 369 North State Street Concord, NH 03301 Attn: Robert Pope, Kurt Swenson Tel. No.: (603) 225-2783	Rock of Ages Corporation 560 Graniteville Road Graniteville, VT 05654 Attn: James L. Fox Tel. No.: (877) 225-7626	Swenson Granite Company LLC 369 North State Street Concord, NH 03301 Attn: Robert Pope, Kurt Swenson Tel. No.: (603) 225-2783
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

copies to:

McLane, Graf, Raulerson & Middleton, PA 900 Elm Street P.O. Box 326 Manchester, NH 03105 Attn: Michael B. Tule Tel. No.: (603) 625-6464	Sheehan Phinney Bass + Green PA 1000 Elm Street Manchester, NH 03101 Attn: Alan L. Reische Tel. No.: (603) 668-0300	Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, MA 02108 Attn: Kent A. Coit Tel. No.: (617) 573-4800
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$25,181,756	$1,795.46

*	Pursuant to the Agreement and Plan of Merger, dated as of October 18, 2010, by and among Rock of Ages Corporation (hereinafter referred to as the “Company” or “Rock of Ages”), Swenson Granite Company LLC (“Parent”) and Granite Acquisition, LLC, a limited liability company wholly owned by Parent (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, the shares of Rock of Ages Corporation Class A common stock, no par value and Rock of Ages Corporation Class B common stock, no par value (collectively, the “Common Stock”) held by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, as well as shares of Common Stock held in the Company’s treasury (collectively, the “Cancelled Shares”) will be cancelled without any consideration payable therefor. The aggregate number of securities to which the transaction applies excludes the anticipated number of Cancelled Shares.

The proposed maximum aggregate value of the transaction, for purposes only of calculating the filing fee, is $25,181,756, which is the sum of (a) the product of (i) the 4,707,944 shares of Common Stock, which number of shares is the difference between the number of shares of Common Stock outstanding and the Cancelled Shares, multiplied by (ii) the merger consideration of $5.25 per share of Common Stock, plus (b) $465,050, which is the total cash amount required to “cash-out” each of the 177,500 outstanding options to purchase shares of Class A Common Stock having an exercise price per share less than $5.25, at a cash-out price equal to the product of (i) the difference between the exercise price per share of such option and $5.25 per share multiplied by (ii) the number of shares subject to such option.

**	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0000713 multiplied by the proposed maximum aggregate value of the transaction, as described above.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,795.46

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Rock of Ages Corporation

Date Filed: October 29, 2010

INTRODUCTION
     This Amendment No. 4 (this “Amendment No. 4”) to the Rule 13e-3 transaction statement on Schedule 13E-3 originally filed on October 29, 2010 (as amended prior to the date hereof, the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons: Rock of Ages Corporation, a Vermont corporation (“Rock of Ages”), Swenson Granite Company LLC (“Swenson Granite”), a Delaware limited liability company, Granite Acquisition, LLC, a Vermont limited liability company wholly owned by Swenson Granite and the members of the “Swenson Granite Group,” comprised of the Kurt M. Swenson Revocable Trust of 2000, the Kevin C. Swenson Revocable Trust of 1994, Robert L. Pope, Nancy F. Pope, Richard C. and Christina W. Kimball (individually, jointly and as trustee of the Christina W. Kimball Revocable Trust 2/21/2001), Charles M. Waite, Karen Swenson, the Lois S. Moore Revocable Trust, Peter B. Moore, Peter A. Friberg, Guy A. Swenson, III and Jon M. Gregory.
     This Amendment No. 4 is being filed with the SEC solely to amend Item 16 of the Schedule 13E-3 to add as exhibit (a)(7) the press release issued by the Company on January 4, 2011 and filed with the SEC on Schedule 14A as definitive additional soliciting materials. The press release announces the recommendation of Institutional Shareholder Services that Rock of Ages stockholders vote “For” (1) the proposal to approve the merger agreement by and among Rock of Ages, Swenson Granite and Granite Acquisition, LLC at Rock of Ages’ special meeting of shareholders scheduled for January 18, 2011; and (2) the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are insufficient votes of Class A common stock at the time of the special meeting to meet the “majority of the minority” vote requirement under the merger agreement.
     Except as set forth in this Amendment No. 4, all information in the Schedule 13E-3 remains unchanged.

Item 16. Exhibits.
Item 1016 of Regulation M-A:

(a)(1)	Definitive proxy statement for the special meeting of the shareholders of Rock of Ages Corporation, incorporated herein by reference to the Schedule 14A filed by Rock of Ages with the SEC on December 16, 2010 (the “Proxy Statement”).

(a)(2)	Form of Proxy Card for shareholders of Rock of Ages Class A common stock, filed with the SEC together with the Proxy Statement.

(a)(3)	Form of Proxy Card for shareholders of Rock of Ages Class B common stock, filed with the SEC together with the Proxy Statement.

(a)(4)	Letter to shareholders of Rock of Ages, filed with the SEC together with the Proxy Statement.

(a)(5)	Notice of Special Meeting to shareholders of Rock of Ages, filed with the SEC together with the Proxy Statement.

(a)(6)	Press Release dated October 18, 2010 (filed as Exhibit 99.1 to Rock of Ages’ Current Report on Form 8-K dated October 18, 2010 and incorporated herein by reference).

(a)(7)	Press Release dated January 4, 2011 (filed as additional definitive proxy soliciting material on Schedule 14A dated January 4, 2011 and incorporated herein by reference).

(b)(1)	Commitment Letter from People’s United Bank and Keybank, National Association dated as of October 18, 2010 and the form of the related Proposed Credit Agreement (incorporated herein by reference to Exhibit 2 to the Schedule 13D Amendment No. 1 filed by Parent and the members of the Swenson Granite Group on October 20, 2010).

(c)(1)	Opinion of Covington Associates, LLC (attached as Annex D to the Proxy Statement and incorporated herein by reference).

†(c)(2)	Fairness Opinion presentation materials, dated as of October 15, 2010, prepared by Covington Associates, LLC

†††(c)(3)	Process Update presentation materials, dated as of July 8, 2010, prepared by Covington Associates, LLC

†††(c)(4)	Process Update presentation materials, dated as of August 4, 2010, prepared by Covington Associates, LLC

††(c)(5)	Presentation materials related to the valuation analyses received from Wolf Popper LLP, presented to the special committee on August 4, 2010, prepared by Covington Associates, LLC

†††(c)(6)	Presentation materials related to the purported valuation in shareholder letter, presented to the special committee on August 4, 2010, prepared by Covington Associates, LLC

††(c)(7)	Process Update presentation materials, dated as of September 8, 2010, prepared by Covington Associates, LLC

(d)(1)	Agreement and Plan of Merger dated as October 18, 2010, by and among Parent, Merger Sub and Rock of Ages (attached as Annex D to the Proxy Statement and incorporated herein by reference).

(d)(2)	Form of Contribution Agreement, dated as of October 18, 2010, entered into by and between Parent and each member of the Swenson Granite Group (incorporated herein by reference to Exhibit 1 to the Schedule 13D Amendment No. 1 filed by Parent and the members of the Swenson Granite Group on October 20, 2010).

(d)(3)	Form of Voting Agreement, dated as of October 18, 2010, entered into by and between Parent and each member of the Swenson Granite Group (incorporated herein by reference to Exhibit 3 to the Schedule 13D Amendment No. 1 filed by Parent and the members of the Swenson Granite Group on October 20, 2010).

†(d)(4)	Power of Attorney regarding amendments to Schedule 13E-3, dated as of October 29, 2010, granted by the members of the Swenson Granite Group in favor of Kurt M. Swenson.

(f)(1)	Dissenters’ rights of appraisal are described under the caption “SPECIAL FACTORS—Dissenters’ Rights” set forth in the Proxy Statement and in Annex E to the Proxy Statement (entitled “Chapter 13 of the Vermont Business Corporation Act”) and are incorporated herein by reference.

†	Previously filed with the Schedule 13E-3 filed with the SEC on October 29, 2010.

††	Previously filed with Amendment No. 1 to the Schedule 13E-3 filed with the SEC on December 1, 2010.

†††	Previously filed with Amendment No. 2 to the Schedule 13E-3 filed with the SEC on December 9, 2010.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

ROCK OF AGES CORPORATION
Date: January 4, 2011	By:	/s/ Laura Plude
Laura Plude, Chief Financial Officer

SWENSON GRANITE COMPANY LLC
Date: January 4, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, Chairman

GRANITE ACQUISITION, LLC
Date: January 4, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, Manager

KURT M. SWENSON REVOCABLE TRUST OF 2000
Date: January 4, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, Trustee

THE KEVIN C. SWENSON REVOCABLE TRUST OF 1994 U/D/T 3-10-94
Date: January 4, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Kevin C. Swenson, Trustee

Date: January 4, 2011	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Robert L. Pope

Date: January 4, 2011	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Nancy F. Pope

RICHARD C. KIMBALL IRA
Date: January 4, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Richard C. Kimball

CHRISTINA W. KIMBALL REVOCABLE TRUST OF 2-21-2001
Date: January 4, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Christina W. Kimball, Trustee

Date: January 4, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Richard C. Kimball, joint tenant

Date: January 4, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Christina W. Kimball, joint tenant

Date: January 4, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Charles M. Waite

Date: January 4, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Karen Swenson

LOIS S. MOORE REVOCABLE TRUST
Date: January 4, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Lois S. Moore, Trustee

Date: January 4, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Peter B. Moore

Date: January 4, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Peter A. Friberg

Date: January 4, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Guy A. Swenson, III

Date: January 4, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Jon M. Gregory